21 January 2010

Company Announcements Office
Australian Securities Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

EXPLORATION DRILLING AT PIGIPUT PROSPECT INCLUDES DOWN HOLE INTERCEPT IN SDH065 OF 53M @ 3.38G/T AU FROM 128M

HIGHLIGHTS

- **Phase II Pigiput Resource Drill-Out Programme, supporting the Pigiput 100,000oz p.a. Sulphide Development Study, nears completion.**
- **Significant gold intercepts from diamond core drilling further expand data available for resource update, scheduled for Feb '10**
- **Phase III drilling to continue testing open extensions at both Pigiput and Pigibo Deposits**

As Phase II core drilling nears completion, Allied Gold Limited (ASX:ALD) has received additional high-grade gold assays from diamond core holes drilled at the Pigiput Deposit. The latest drilling and assay results further define the extent of gold mineralisation, still open to the north east.

Gold assays were received for samples from eleven (11) diamond core holes, with the best down hole intercepts including:

SDH061	**44m @ 1.12g/t Au from 254m in SU**
SDH062	**27m @ 1.65g/t Au from 94m in SU**
SDH063	**61m @ 1.81g/t Au from 158m in SU**
SDH064	**7m @ 4.95g/t Au from 128m in SU**
SDH065	**53m @ 3.38g/t Au from 128m in SU**
SDH066	**5m @ 6.02g/t Au from 298m in SU**
SDH067	**18m @ 2.58g/t Au from 134m in SU**
SDH068	**33m @ 15.0g/t Au from 78m in SU**

A further seven (7) holes were completed and two (2) are in progress. The holes are part of a ongoing three phase in-fill and step-out program, commenced in May 2009, designed to support the A$10 million Sulphide and Oxide Expansion Studies based around the Pigiput Deposit. These studies target increasing total oxide and sulphide production to in excess of 200,000oz p.a. by 2012.

OVERVIEW

Allied Gold is actively undertaking in-fill and step-out diamond core drilling the Pigiput Prospect, in the central part of mining lease ML136 (Figure 1) with three (3) diamond core drill rigs dedicated to the task. The Phase II program will be completed by end January 2010 and Phase III will continue through the March '10 Quarter.

The Pigiput Deposit is currently the subject of a Sulphide Development PFS (as outlined in ALD Press Release dated 17th June 2009). ML136, the mining lease on Simberi Island, is owned 100% by Allied Gold Limited.


PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
DECEMBER 2009
44,000 mE
44,500 mE
Pigibo
209,000 mN
Botlu South
208,500 mN
Pigiput
metres
Holes Drilled - Assays Pending
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Haul Road
5m Contours
Creeks

Figure 1 Pigibo - Pigiput Prospects - Collar locations of holes drilled prior to (grey) and during Dec 2009 (magenta = drilled – assays received; blue = drilled / assays awaited)

PIGIPUT RESOURCE UPGRADE

At Pigiput, core drilling is being used to in-fill and extend the drilling coverage, aiming to increase resources in sulphide, currently classified as Indicated and Inferred, to a higher category. From start-up in mid May to end December 2009, 45 exploration diamond core holes, totalling 12,656m, were completed. The current drilling program, Phase II, will be completed at end January 2010. Both resources and reserves, for the Pigiput and adjacent Pigibo Deposits, are scheduled for re-estimation by the end of the first quarter in 2010. Further drill testing of the extents of gold mineralistion at both prospects, is set to continue as Phase III.

To facilitate drilling in steep terrain, the Phase I and II Pigiput Sulphide Project core drilling programmes were designed as sets of multiple radiating holes, drilled from 4 principal drill sites, Figure 2. The holes are designed to increase the drill hole density in areas already known to be mineralised and include drilling directions that pierce the mineralised envelopes at oblique angles to the dip and strike of the mineralised formations. The true width of a down hole intercept varies significantly, depending on the angle the hole intersects the mineralised structures.


PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
DECEMBER 2009
44,000 mE
44,500 mE
209,000 mN
208,500 mN
N
0 125 250
metres
Section
Pigiput
A
B
SDH061
SDH068
SDH069
SDH066
SDH072
SDH076
SDH063
SDH062
SDH064
SDH067
SDH079
SDH070
SDH071
SDH074
SDH078
SDH077
Holes Drilled - Assays Pending
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Creeks
5m Contours

Figure 2 Pigiput Prospect - Collar and traces of holes drilled prior to (grey) and during Dec 2009 (magenta = drilled – assays received; blue = drilled / assays awaited)

Drilling to date and assays results, including those reported in this release, affirm the grades and extent of the mineralisation at Pigiput. In Figure 3, a SW-looking oblique section (location shown as line A-B on Figure 2) illustrates the relationship of intercepts in core holes

SDH065 and SDH068 to the May 2009 resource block model and previously reported holes SDH033, SDH048 and SDH050 (results presented in ALD Press Releases of 20th May 2009 and 11th Sep 2009 respectively).

The true width of the 33m @ 15.0g/t Au from 78m intercept in SDH063 is estimated to be approximately 25% of the reported down hole length. The true width of mineralisation lower in SDH063 and in SDH065 are estimated to be approximately 90% of the respective reported down hole length.


A
B
200mRL
100mRL
0mRL
-100mRL
-200mRL
PIGIPUT DEPOSIT
SW LOOKING OBLIQUE
SCHEMATIC SECTION
Resource Category
Measured
Indicated
Inferred
100m
metres
SDH065
SDH068

Figure 3 Pigiput Prospect – Oblique section (looking south west) illustrating gold intersections in core holes SDH065 and SDH068, along with previously reported SDH033, SDH048 and SDH050, and >=0.5g/t blocks (May '09 resource) coloured by category. Previously reported SDH033 (vertical hole in centre of section line) included a down hole intercept of 60.0m @ 3.79g/t from 118m (from ALD Press Release 11th Sep 2009).

The best down hole intercept in SDH063, 20m @ 3.04g/t Au from 197m, is illustrated on a level plan at 0mRL, approximately 120m below surface at that point (Figure 4). The location of the intercept is shown with respect to a horizontal slice of the present gold grade block model (results presented in ALD Press Releases of 20th May 2009), colour coded by resource category. The intercept occurs beyond the north eastern limit of previously estimated blocks.

The true width of the down hole intercepts in SDH063 are estimated to be approximately 90% of the respective reported down hole lengths.


SDH076 (Completed 14/12/09 - Assays Pending)
Open to NE
SDH063 (20.0m @ 3.04 g/t from 197.0m)
SDH079 (Drilling in Progress)
125m
metres
Resource Category
Measured
Indicated
Inferred
PIGIPUT DEPOSIT
000mRL
PLAN VIEW

Figure 4 Level Plan at 0mRL, illustrating the best intercept in SDH063 (approx 120m below surface) against the current gold grade block model, colour coded by resource category. The intercept in SDH063 shows the mineralisation is presently open to the NE.

At Pigiput, gold mineralisation is generally associated with a moderately north dipping, east-west striking structural surface that can be interpreted across the entire extent of the deposit. The surface is recognised in core holes as a discrete structurally deformed zone. Steep dipping structures, particularly those striking NNW can also be mineralised. Gold grades are generally highest at the main surface and significant mineralisation may occur in subsidiary structures above and to a lesser extent below it. The main surface, interpreted as a fault zone, also marks a change from clay-pyrite and silica-carbonate-pyrite alteration zones in the brecciated tuff and porphyry host rocks at and above it to chlorite dominated alteration below.

A complete listing of down hole intercepts, calculated using a 0.5g/t Au minimum assay cut-off, is presented in Table 1 below.

Table 1 : Pigiput Sulphide Project - >0.5 g/t Mineralised Intercepts - Reported Dec 2009

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH061	209321.7	44230.1	152.4	-70 / 140	130.0	332.0		0.51		EXLAB
					0.0	130.0	unsampled			
			loss 0.2m		232.0	237.0	5.0	1.34		SU
				incl	*232.0*	*234.0*	*2.0*	*2.55*		*SU*
			loss 1.95m		254.0	298.0	44.0	1.12		SU
			loss 1.05m	*incl*	*269.0*	*290.0*	*21.0*	*1.33*		*SU*
			loss 0.3m	*and*	*293.0*	*298.0*	*5.0*	*3.00*		*SU*
				incl	*293.0*	*294.0*	*1.0*	*7.15*		*SU*
			loss 1.9m		308.0	330.0	22.0	0.87		SU
			loss 1.0m	*incl*	*317.0*	*324.0*	*7.0*	*1.62*		*SU*
			loss 0.1m	*incl*	*321.0*	*322.0*	*1.0*	*5.56*		*SU*
Total core loss = 12.0m										
SDH062	209134.2	44671.7	236.0	-70 / 020	0.0	252.6		0.51		EXLAB
					94.0	121.0	27.0	1.65		SU
				incl	*94.0*	*99.0*	*5.0*	*2.17*		*SU*
				and	*110.0*	*121.0*	*11.0*	*2.45*		*SU*
				and	*113.0*	*116.0*	*3.0*	*4.20*		*SU*
			loss 1.3m		137.0	152.0	15.0	2.09		SU
			loss 1.2m	*incl*	*138.0*	*145.0*	*7.0*	*3.27*		*SU*
				and	*141.0*	*142.0*	*1.0*	*7.81*		*SU*
				and	*148.0*	*151.0*	*3.0*	*1.67*		*SU*
					185.0	191.0	6.0	1.14		SU
Total core loss = 12.0m										
SDH063	209202.8	44477.9	177.2	-50 / 045	109.0	338.0		0.65		ALS_TSV
					0.0	109.0	unsampled			
			loss 0.95m		158.0	219.0	61.0	1.81		SU
			loss 0.3m	*incl*	*161.0*	*172.0*	*11.0*	*1.60*		*SU*
			loss 0.2m	*and*	*174.0*	*184.0*	*10.0*	*1.92*		*SU*
			loss 0.15m	*and*	*197.0*	*217.0*	*20.0*	*3.04*		*SU*
				incl	*207.0*	*212.0*	*5.0*	*5.03*	*30.1*	*SU*
			loss 0.1m		225.0	234.0	9.0	1.25		SU
Total core loss = 2.65m										
SDH064	209133.7	44672.0	235.9	-70 / 040	78.0	240.6		0.60		ALS_TSV
					0.0	78.0	unsampled			
			loss = 0.1m		106.0	115.0	9.0	1.58		SU
					128.0	135.0	7.0	4.95		SU
				incl	*128.0*	*130.0*	*2.0*	*13.3*		*SU*
					169.0	186.0	17.0	1.45		SU
Total core loss = 0.8m										

Table 1 : Pigiput Sulphide Project (cont.)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH065	209204.0	44480.3	177.1	-73 / 315	100.0	250.0		1.52		ALS_TSV
					0.0	100.0	unsampled			
			loss 1.0m		128.0	181.0	53.0	3.38		SU
			loss 0.1m	***incl***	***134.0***	***138.0***	***4.0***	*1.35*	***17.5***	***SU***
			loss 0.1m	***and***	***144.0***	***149.0***	***5.0***	*1.33*		***SU***
			loss 0.1m	***and***	***151.0***	***180.0***	***29.0***	*5.46*	***13.1***	***SU***
				incl	***152.0***	***157.0***	***5.0***	*3.64*		***SU***
				incl	***167.0***	***175.0***	***8.0***	*14.2*	***24.7***	***SU***
				incl	***167.0***	***168.0***	***1.0***	*28.6*	***45.4***	***SU***
				and	***172.0***	***175.0***	***3.0***	*22.6*	***27.4***	***SU***
			loss 2.8m		188.0	236.0	48.0	0.82		SU
			loss 0.1m	***incl***	***218.0***	***223.0***	***5.0***	*1.36*		***SU***
Total core loss = 5.0m										
SDH066	209321.0	44228.9	152.2	-60 / 160	70.0	353.3		0.41		EXLAB
					0.0	70.0	unsampled			
					113.0	126.0	13.0	0.49		SU
			loss 0.55m		187.0	197.0	10.0	0.87		SU
			loss 1.2m		263.0	271.0	8.0	0.70		SU
			loss 3.3m		275.0	292.0	17.0	1.01		SU
			loss 0.45m	***incl***	***276.0***	***280.0***	***4.0***	***2.32***		***SU***
			loss 0.35m	***incl***	***278.0***	***279.0***	***1.0***	***6.71***		***SU***
			loss 0.65m		298.0	303.0	5.0	6.02		SU
			loss 0.15m	***incl***	***300.0***	***302.0***	***2.0***	***14.6***		***SU***
				incl	***300.5***	***301.3***	***0.8***	***34.0***		***SU***
Total core loss = 13.8m										
SDH067	209133.9	44672.4	235.9	-60 / 60	0.0	353.3		0.45		EXLAB
			loss 0.3m		12.0	44.0	32.0	0.58		OX, TR, SU
			loss 0.2m		50.0	63.0	13.0	1.84		OX, TR, SU
					75.0	82.0	7.0	1.50		TR, SU
					96.0	109.0	13.0	2.16		OX, TR
					134.0	152.0	18.0	2.58		SU
				and	*140.0*	***142.0***	*2.0*	***5.13***		***SU***
				and	*145.0*	***152.0***	*7.0*	***3.66***		***SU***
				incl	*145.0*	***149.0***	*4.0*	***5.10***		***SU***
Total core loss = 4.7m										

Table 1 : Pigiput Sulphide Project (cont.)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH068	**209202.6**	**44478.9**	**177.2**	-62 / 315	**70.0**	**384.7**		**2.82**		**EXLAB**
					0.0	70.0	unsampled			
			loss 2.45m		78.0	111.0	33.0	15.0		SU
			loss 2.15m	***incl***	***79.0***	***99.0***	***20.0***	***16.0***		***SU***
			loss 0.3m	***incl***	***79.0***	***88.0***	***9.0***	***27.5***		***SU***
				and	***83.0***	***84.0***	***1.0***	***142.0***		***SU***
				and	***105.0***	***109.0***	***4.0***	***36.3***		***SU***
			loss 0.1m		118.0	132.0	14.0	12.0		SU
				and	***124.0***	***125.0***	***1.0***	***156.0***		***SU***
					145.0	150.0	5.0	1.48		SU
					157.0	185.0	28.0	2.69		SU
				and	***166.0***	***185.0***	***19.0***	***3.56***		***SU***
				incl	***169.0***	***173.0***	***4.0***	***2.60***		***SU***
				and	***179.0***	***180.0***	***1.0***	***36.0***		***SU***
			loss 0.55m		189.0	233.0	44.0	0.70		SU
			loss 0.5m		241.0	251.0	10.0	0.76		SU
					255.0	318.0	63.0	0.75		SU
				incl	***289.0***	***294.0***	***5.0***	***1.54***		***SU***
					332.0	345.0	13.0	0.54		SU
					349.0	359.0	10.0	1.01		SU
					369.0	373.0	4.0	3.03		SU
				incl	***370.0***	***372.0***	***2.0***	***5.24***		***SU***
Total core loss = 5.3m										
SDH069	**209321.9**	**44228.4**	**152.2**	**-80 / 160**	**80.0**	**308.0**		**0.32**		**EXLAB**
					0.0	80.0	unsampled			
			loss = 1.3m		185.0	201.0	16.0	0.70		SU
			loss = 0.4m		207.0	219.0	12.0	1.00		SU
			loss = 4.35m		234.0	266.0	32.0	0.45		SU
Total core loss = 24.8m										
SDH070	**209133.6**	**44672.8**	**235.8**	**-60 / 80**	**101.0**	**219.6**		**0.19**		**EXLAB**
					0.0	101.0	unsampled			
					104.0	106.0	2.0	3.92		TR
Total core loss = 3.9m										
SDH071	**209133.3**	**44672.0**	**235.9**	-60 / 100	**30.0**	**213.6**		**0.18**		EXLAB
					0.0	30.0	unsampled			
					96.0	100.0	5.0	1.7		TR
					171.0	174.0	3.0	1.8		SU
Total core loss = 0.0m										

Table 1 Notes:

- Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied.

- Drill core was cut with a diamond saw and half-core samples were taken for assaying, generally over one metre intervals. The samples were bagged and delivered to the Company's on-site sample preparation facility in the same secured compound. The core samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining half core and coarse crushed material and a 200 g reference pulp sample were all archived in an adjacent locked storage shed.

- Analyses of the samples were undertaken either by an ALS laboratory (independent of the Company) in Townsville, Australia (ALS_TSV) or an on-site Company laboratory dedicated to exploration samples (EXLAB). The Company's QA/QC procedures include the insertion of approximately 15% commercially produced analytical standards, crushed and pulverized duplicates and blanks in each sample batch.

- The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

- In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

- The information provided in this report/statement/release constitutes Mineral Exploration Results as defined in JORC code, Clause 16. It is inappropriate to use such information for deriving estimates of tonnage and grade without fully taking into account its complete relational context.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova – Chief Financial Officer
+61 7 3252 5911 phone
+61 7 3252 3552 fax

Media Enquiries:
Simon Jemison
Collins St Media
simon@collinsstreetmedia.com.au
+61 3 9224 5319

Board of Directors:

Mark Caruso
Executive Chairman & CEO

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064

Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Computershare Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold Limited's gold production and exploration development portfolio is centred on the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the world's proven and most prospective gold jurisdictions). See diagram below.

In 2008-2009, Allied produced 72,609 ounces of gold. Studies are nearing completion on an expansion of the oxide plant from 2 Mtpa to 3 Mtpa to increase production to 100,000 oz pa. A study focused on the sulphide resources is looking at the optional configuration for 100,000 oz pa sulphide operation which would lift group production towards 250,000 oz pa by 2012.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

During 2008, Allied entered into a $20 million farm-in JV with Barrick Gold on Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Wild Dog
Porgera
Ok Tedi
Wafi
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS